Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three and six months ended June 30, 2023 and 2022

(Stated in United States dollars)

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended June 30, 2023 and 2022

(Expressed in United States Dollars)

This Management’s Discussion & Analysis (“MD&A”) of financial condition and results of operations of Trillion Energy International Inc. (“Trillion Energy” or the “Company”) for the three and six months ended June 30, 2023 and 2022 should be read in conjunction with the unaudited condensed consolidated interim financial statements and notes for the three and six months ended June 30, 2023 and 2022 and the audited consolidated financial statements and notes together with the MD&A for the year ended December 31, 2022 and 2021. This MD&A was prepared effective August 22, 2023.

Unless otherwise noted, all currency amounts are in US dollars. The unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2023, are prepared in accordance with IFRS.

Certain measures in this MD&A do not have any standardized meaning prescribed under IFRS and therefore are considered non-GAAP financial measures. Readers are cautioned that this MD&A should be read in conjunction with Trillion’s disclosure under the headings “Non-GAAP and Other Financial Measures” and “Forward Looking Statements” at the end of this MD&A.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was recently added the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z62. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

The Company is focused on oil and gas exploration in Turkiye. During the year, it had drilled six successful development gas wells at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye, where it has initiated a multi-well development program. Trillion has a 49% interest in the SASB gas field. In addition, the Company produces oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest.

The Company recently entered into a farm-in agreement in on three oil exploration blocks within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye where it intends to explore for oil commencing 2023.

Strategic Focus

Trillion’s strategy is to increase production and reserves at its 12,385 hectare SASB natural gas field and capitalize on high regional gas prices to generate cash flow and build shareholder value through a multi-well drilling program.

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion will continue to perform several new perforations of existing wells and install pumps to optimize production.

Trillions short term focus is on increasing production on the existing six wells, to achieve parity with past well performance at the SASB gas field. As in most oil and gas fields, the past production history is a useful analog for predicting future production trends and results, and as such, our focus is on repeating the production rates previously achieved from the eight legacy wells drilled over 10 years ago. The pre-2022 production history of the legacy wells at the three tripod gas fields, Akkaya, East Ayazli and Ayazli were evaluated and assumed to represent a middle case for Trillion’s 5 newly drilled wells and the one re-completion. The historic tripod production averaged 15.4 MMcf/d for 34 months (gross), after which production went into a hyperbolic decline and averaged a daily production of 12.95 MMcf/d for the next 12 months, and averaged a daily production of 6.88 MMcf/d for the following 12 months, and 4.1 MMcf/d for the next 12 months and then continued for a few more years at >2 MMcf/d. At the current prices of US$10.27/mcf and assuming no change in the $ value of gas after royalty and opex for the first 2 years, the historical 6 wells at the Tripods would have yielded approximately US$24 million net to Trillion.

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Once optimization of the existing wells are completed, the next Phase of drilling is expected to resume during mid-2024 and includes several sidetrack wells, long reach directional wells as well as stratigraphic exploration wells.

For the remainder of 2023, Trillion will focus on: a) conducting field analysis to determine how to maximize gas production and ascertain which gas pools require additional wells in the next phase of drilling; b) complete reprocessing and remapping of the 3D seismic to delineate new stratigraphic exploration; c) plan and organize the next drilling phase to maximize returns on deployed capital.

For the 2024 SASB drilling program, five sidetrack wells have been engineered and are drill ready. These wells are expected to be drilled first, followed by several stratigraphic exploration prospects. New re-processing of 3D seismic is expected to be completed by October 2023 to facilitate the 2024 drilling program. The new 3D seismic re-processing is expected to define stratigraphic exploration targets as well as to delineate reserves in structural traps.

In addition, the Company has entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. to earn a 50% working & revenue interest in three oil exploration blocks (the “Oil Blocks”) comprised of 151,484 hectares (374,325 acres) within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. To earn the 50% the Company must acquire 351 km of 2D seismic in 2023 and drill 4 wells in 2024.

Well Timeline to June 30 2023* ** – SASB Gas Field Phase I

*Denotes completion and perforation of well.

** West Akcakoca-1 production was offline between April 3 and June 15. Akcakoca-3 production was offline between March 28 and June 30.

FINANCIAL AND OPERATING SUMMARY

	As at and Three Months Ended June 30,			As at and Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Financial
(Expressed in $000’s, unless otherwise indicated)
Natural gas and oil sales	5,817	1,498	288	11,963	2,512	376
Cash flows (used in) from operating activities	(4,113)	(5,315)	(23)	1,138	(5,798)	(120)
Net (loss)/income	(2,224)	46	(4,910)	47	(1,885)	(103)
Per share - basic and diluted	(0.01)	(0.00)	N/A	(0.00)	(0.01)	N/A
Capital expenditures	12,237	145	8,341	17,714	160	10,971
Working capital (deficit)/surplus	(9,071)	27,640	(133)	(9,071)	27,640	(133)
Weighted average shares outstanding - basic and diluted	371,531,909	296,789,008	N/A	385,226,459	248,633,296	N/A
Operations
Average daily production
Crude oil (bbls/d)	86	105	(18)	86	94	(8)
Natural gas (Mcf/d)	3,865	149	2,486	3.314	138	2,307
Average daily production (boe/d)	730	130	463	639	116	448

Average realized prices
Crude oil ($/bbl)	82.91	114.51	(28)	82.44	107.7	(23)
Natural gas ($/mcf)	13.11	19.27	(32)	16.58	16.21	2
Operating netback (Expressed in $000’s, unless otherwise indicated)
Natural gas and oil sales	5,817	1,498	288	11,963	2,512	376
Royalties	(727)	(187)	288	(1,495)	(314)	376
Production expenses	(1,177)	(735)	60	(2,539)	(1,357)	87
Operating netback	3,912	575	580	7,928	840	844
Operating netback margin (%)	67.3	38.4	75.0	66.3	33.5	98.1

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Notes:

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.
(2)	Per share amounts are based on weighted average shares outstanding other than dividends per share, which is based on the number of common shares outstanding at each dividend record date. The weighted average number of diluted common shares outstanding in the computation of funds flow from operations and cash flows from operating activities per share is the same as for net income per share.

FINANCIAL AND OPERATING HIGHLIGHTS ($USD)

●	Gross gas production to Trillion for the SASB gas field averaged 8.16MMcf/d (100% interest) in Q2 2023, an increase of 2.42MMcfd (+42%) compared to Q1 2023 (5.74 MMcfd).

●	By the end of Q2 2023, the Company had 4 producing wells and an average Q2 2023 production rate of 8.16 MMcf/d (100% interest). Each well produced for an average of 1.5 months during the quarter representing 50% downtime on average due to water loading and pressure production interference.

●	Total Q2 2023 revenue of US $5.8 million (C$7.8 million) and increase of 288% from Q2 2022.

●	Natural gas prices averaged $13.11 effective for all natural gas sales between April 1, 2023 to June 30, 2023, compared to $21.66 in Q1 2023 (-39%).

●	Operating income of US$613,232 for the three months ended June 30, 2023, compared to an operating loss of $616,660 for the three months ended March 31, 2022.

●	For the 3 months ended June 30, 2023, oil and gas capital expenditures totaled $12.2 million, net of JV contributions, and including well costs for Bayhanli-2 and Alapi-2 wells, seismic reprocessing costs and long-lead purchases. Well costs for Alapli-2 are included, but production of this well did not start until Q3 2023.

●	The Company closed a convertible debenture financing for gross proceeds of C$15 million (~US$11 million).

●	During Q2 2023, the Company completed and put into production the Bayhanli-2 well with initial gross flow rates of 8MMcf/d to 9MMcf/d. The Company also spud the Alapi-2 well in June 2023, which was put on production in Q3 2023 (August 2023) at an initial gross rate of 8.7 MMcf/d.

NATURAL GAS AND OIL PROPERTIES

Turkiye

The Company primarily operates in Turkiye, where it owns varying interests in two key assets; a natural gas field located in the South Akcakoca Sub-Basin (“SASB” or the “SASB Gas Field”) and an interest in the producing Cendere oil field (“Cendere”). The SASB Gas Field is a producing shallow water development to which the Company is currently focused on increasing production by drilling new wells. Cendere is a mature long-term low decline oil field.

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SASB

The Company’s interest in SASB is 49%. SASB is made up of >10 discrete natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the Southwest coast of Turkiye in the Black Sea, approximately 14 kilometres from shore in water depth of less than 100 meters. Total gross production to date is over 44 billion cubic feet (“Bcf”).

In Q2 2023, the Company successfully drilled the Bayhanli-2 well which discovered 43 metres of gas pay. Eight intervals of gas pay with a true thickness of about 21 metres were perforated and tested at a combined rate of 11.9 MMcf/d (gross 100% interest). Bayhanli-2 entered production with an initial rate of 8.0 MMcf/d (gross 100% interest).

The Company also successfully spudded the Alapi-2 well in Q2 2023, which was a twin of an unproduced exploration well with significant reserves. Alapi-2 discovered 40+ metres of gas pay and flow tested at a peak rate of 11.9 MMcf/d (gross 100% interest) and was put on production in Q3 2023 at an initial rate of 8.7 MMcf/d (gross 100% interest).

The Company has now successfully drilled 5 wells and re-entered one well as part of its multi well drilling program.

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkiye all except certain wells. At June 30, 2023, the gross oil production rate for the producing wells in Cendere was 568 bbls/day (barrels per day); the average daily 2023 Q2 gross production rate for the field was 559 bbls/day. At the end of June 2023, oil was sold at a price of approximately US$79 per barrel (“bbl”). At June 30, 2023, the Cendere field was producing 85 barrels of oil per day net to the Company; and averaged 86 barrels per day during Q2 2023 net to the Company. On October 13, 2022, the joint production lease the Company holds in the region was extended to July 6, 2031.

RESULTS OF OPERATIONS

Sales Volumes

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Total sales volumes by product
Natural gas (Mcf)	351,677	13,600	2,486	599,829	24,924	2,307
Oil (bbls)	7,841	9,536	(18)	15,599	16,931	(8)
Total sales (boe)	66,454	11,803	463	115,571	21,085	448

Average daily sales by product
Natural gas (Mcf/d)	3,865	149	2,486	3,314	138	2,307
Oil (bbl/d)	86	105	(18)	86	94	(8)
Average daily sales (boe/d)	730	130	463	639	116	448

Average daily sales increased to 730 boe/d, 463% higher than Q2 2022.

Well Operational Efficiency

Gross Well Production (MMcf) (100%)	Jan. 2023	Feb. 2023	Mar. 2023	Apr. 2023	May 2023	Jun. 2023
Total Production	176.38	155.76	188.16	254.38	169.52	318.50

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Offline Wells	West Akcakoca	Akcakoca-3
Period Offline	April 3, 2023 – June 15, 2023	March 28, 2023 – June 30, 2023
Total Days Offline (Q2 2023)	74	91
Total Production Days (Q2 2023)	17	0
Downtime (Q2 2023)	81.3%	100%

During Q2 2023, water loading and pressure differentials between the new wells in the field and other issues related to the long reach deviated wells, caused the West Akcakoca-1 and Akcakoca-3 wells to go offline temporarily. This resulted in full production at SASB from only 2 wells (South Akcakoca-2 and Guluc-2) during the quarter, as the Bayhanli-2 well entered production in late May 2023. The Company is actively working on solutions to the production issues, including the potential installation of a slim hole electrical submersible pump in certain wells. The Company expects stable production from all 6 wells at SASB by the end of Q4 2023.

Average Realized Sales Prices

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Average realized prices
Natural gas ($/Mcf)	13.11	19.27	(32)%	16.58	16.21	2%
Oil ($/bbl)	82.91	114.51	(28)%	82.44	107.7	(23)%

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.

Natural gas is currently being sold at about US$10.30/Mcf domestically in Turkiye. The average monthly natural gas sale price during Q2 2023 was approximately US$13.11 per Mcf. Gas prices decreased compared to Q1 2023 because of the acute gas shortage easing in the region.

Oil sales from the Cendere field are sold at Brent.

Natural Gas and Oil Sales Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Natural gas	5,075,552	271,202	1772	10,594,717	404,727	2,518
Oil	741,110	1,226,771	(40)	1,367,884	2,106,871	(35)
Total revenues	5,816,662	1,497,973	288	11,962,601	2,511,598	376

Trillion’s total revenues increased by $4,318,689 and $9,451,003 for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022, respectively. The increase is primarily due to an increase in the natural gas revenues due to continued production from Akcakoca South-2 and the Akcakoca-3 wells. In addition, the West Akcakoca 1, Guluc-2 and Bayhanli-2 wells entered production.

Royalties

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Royalties	727,125	187,246	288	1,495,375	314,000	376
Royalties per boe ($)	10.94	15.86	(31)	12.94	14.89	(13)
Royalties as a % of sales	12.5	12.5	0	12.5	12.5	0

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.

Trillion’s SASB natural gas field and the Cendre oil field are subject to a 12.5% royalty. The Company’s royalties increased by 288%, compared to Q2 2022 due to increased natural gas production as the SASB gas field.

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Production Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Production Expenses	1,177,232	735,087	60	2,538,593	1,357,405	87

Production expenses increased by $442,145 and $1,181,188 for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022, respectively. This is a result of the Company commencing production on newly drilled wells in Q1 of 2022.

Operating Netback

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Operating netback
Natural gas and oil sales	5,816,662	1,497,973	288	11,962,601	2,511,598	376
Royalties	(727,083)	(187,247)	288	(1,495,325)	(313,950)	276
Production expenses	(1,177,232)	(735,087)	60	(2,538,593)	(1,357,405)	87
Operating netback	3,912,347	575,639	580	7,928,683	840,243	844
Total sales volume (boe)	66,454	11,803	463	115,571	21,085	448
Operating netback (per boe)	58.87	48.77	20.7	68.60	39.85	72.2
Operating netback (%)	67.3%	38.4	75.0	66.3	33.5	98.1

(1)	See “Non-GAAP and Other Financial Measures” section within this MD&A.

The Company’s operating netback increased by 75% in Q2 2023 compared to Q2 2022 due to increased production.

General and Administrative (“G&A”) Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
G&A expenses, by type:	2023	2022	Change (%)	2023	2022	Change (%)
Personnel	1,328,608	710,117	87	3,136,331	1,531,542	105
Office and other	219,790	590,777	(63)	439,361	451,906	(2.8)
Professional and consulting	291,564	105,456	176	448,949	351,102	28
Gross G&A	1,839,962	1,406,350	31	4,024,641	2,694,652	49
Capitalized G&A	-	-	-	-	-	-
G&A expenses	1,839,962	1,406,350	31	4,024,641	2,694,652	49

Overall gross G&A expenses for the three and six months ended June 30, 2023 were higher than the three and six months ended June 30, 2022 by 31% and 49%, respectively, due to higher activity levels and production ramping up at SASB.

Depletion and Depreciation

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Depletion expense	979,768	82,324	1,090	2,938,921	148,873	1,874
Depreciation expense	(47,592)	32,960	(244)	126,247	43,976	187
Depletion and depreciation expense	932,176	115,284	709	3,065,168	192,849	1,489

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For the three months ended June 30, 2023, depletion increased by $897,444 as a result of changes to estimates in reserve reports that increased the depletion base of the O&G asset, while depreciation expenses decreased due to a correction of depreciation expense recognized in Q1 2023.

For the six months ended June 30, 2023, depletion increased by $2,790,048 as a result of changes to estimates in reserve reports that increased the depletion base of the O&G asset. Depreciation increased by $82,271 primarily as a result of additions made to property and equipment during the period.

Share-Based Compensation Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Share based compensation expense	996,911	-	100	1,150,833	84,721	1,258

For the three and six months ended June 30, 2023, the Company recorded stock-based compensation of $996,911 and 1,150,833, respectively compared to $Nil and $84,721 for the three and six months ended June 30, 2022, respectively, related to the vesting of stock options and RSU’s.

Finance costs

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Interest on convertible debentures	258,797	-	100	258,797	-	100
Accretion on convertible debentures	157,213	-	100	157,213	-	100
Interest on loans and other	43,457	28,308	54	121,820	28,308	330
Accretion on loans and other	52,341	(18,469)	(383)	202,341	29,448	587
Financing bonuses	50,000	-	100	50,000	-	100
Finance costs	561,808	9,839	5,610	790,171	57,756	1,268

Finance costs increased for the three and six months ended June 30, 2023 due to the Company closing a Convertible Debenture financing in April 2023, bearing interest at 12.0% per annum, resulting in interest and accretion being recognized in the current periods. Pursuant to the closing of the convertible debenture financing, the Company also recognized a bonus to the CEO of the Company. There were no such convertible debenture financing in the comparable periods. Further, the Company entered into and paid off a loan during the current period resulting in the recognition of mandatory interest and exit fees pursuant to the loan agreement.

Other (Expenses)/Income

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Other (Expenses)/Income	(2,837,477)	662,907	(528)	(735,752)	16,005	(4,697)

For the three months ended June 30, 2023, other expenses increased primarily due to a foreign exchange loss of $5,765,602 recognized in the period as a result of the weakening Turkish currency compared to the US dollar. This is partially offset by $3,479,814 gain recognized as a result of hyperinflationary accounting. In the comparable period, other income primarily consisted of a foreign exchange gain of $449,745 recognized coupled with a gain on the change in fair value of derivative liabilities of $207,603.

For the six months ended June 30, 2023, other expenses increased primarily due to an increase in finance costs of $732,415 as a result of the convertible debentures issued during the period, resulting in interest being recognized on the convertible debentures, coupled with an increase as a result of a one-time exit fee of a short term loan. In the comparable period, other income primarily consisted of a foreign exchange gain of $328,620 recognized coupled with interest income of $35,075, and partially offset with a loss on the change in fair value of derivative liabilities of $361,170.

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Net (loss)/income

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change (%)	2023	2022	Change (%)
Net (loss)/income	(2,224,245)	46,246	(4,910)	47,154	(1,884,929)	(103)
Per share - basic and diluted	(0.01)	0.00		0.00	(0.01)

The net income for the three months ended June 30, 2023 decreased by $2,270,491, with a net loss of $2,224,245 recognized during the three months ended June 30, 2023 as compared to a net income of $46,246 for the three months ended June 30, 2022. The change is primarily due to a foreign exchange loss of $5,765,602 recognized in Q2 2023 as a result of the weakening Turkish currency compared to the US dollar. This is partially offset by an increase in revenues of $4,318,689 as a result of increased drilling in the SASB fields starting in September 2022.

The net income for the six months ended June 30, 2023 increased by $1,932,083, with a net income of $47,154 recognized during the six months ended June 30, 2023 as compared to a net loss of $1,884,929 for the six months ended June 30, 2022. The change is primarily due to an increase in revenues of $9,451,003 as a result of increased drilling in the SASB fields starting in September 2022. This is partially offset by increases in production, depletion, and general and administrative expenses as a result of increased operations compared to the prior period.

Capital Expenditures

	Three Months Ended June 30,			Six Months Ended June 30,
Capital Expenditures by Type	2023	2022	Change (%)	2023	2022	Change (%)
E&E
Drilling, completions and well testing	11,814,290	-	100	16,914,407	-	100
Capitalized G&G	295,208	-	100	388,060	-	100
Other	113,822	-	100	113,822	-	100
Total E&E	12,223,320	-	100	17,416,289	-	100

PP&E
Right-of-use	-	-	-	236,201	-	100
Leasehold improvements	1,381	17,588	(92)	16,933	17,588	(4)
Other	12,445	127,388	(90)	44,237	142,415	(69)
Total PP&E	13,826	144,976	(90)	297,371	160,003	86

Total Capital Expenditures	12,237,146	144,976	8,341	17,713,660	160,003	10,971

summary of quarterly results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS for 2023 and in US GAAP for the prior periods and are expressed in United States dollars.

Three months ended	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sept. 30, 2021

Revenue	5,816,662	6,145,939	5,785,661	1,077,770	1,497,973	1,013,625	863,703	879,207
Net Operating Income (loss)	613,232	169,674	(3,360,325)	(3,045,737)	(616,661)	(1,284,273)	(855,233)	(614,562)
Net Income (Loss)	(2,224,245)	2,271,399	(1,771,950)	(2,464,875)	46,246	(1,931,175)	(2,897,691)	5,447,192
Net Income (Loss) per Share (Basic and Diluted)	(0.01)	0.01	0.00	(0.01)	0.00	(0.01)	(0.02)	0.04
Net and Comprehensive Income (Loss)	(13,628,606)	2,969,187	(3,049,017)	(4,096,807)	(823,358)	(1,789,064)	(3,135,281)	5,513,386

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Summary of Results During Prior Eight Quarters

Discussion of September 2021 to June 2023 Financial results

●	Net loss increased for the three months ended June 30, 2023, by $4,495,644 compared to the three months ended March 31, 2023, from a net income of $2,271,399 to a net loss of $2,224,245. The change is primarily due a foreign exchange loss of $5,765,602 recognized in Q2 of as a result of the weakening Turkish currency compared to the US dollar.
●	Net loss decreased for the three months ended March 31, 2023, by $4,043,349 compared to the three months ended December 31, 2022, from a net loss of $1,771,950 to a net income of $2,271,399. The change is primarily due an impairment charge of $3,101,343 recognized in Q4 of 2022 on the Bulgaria license due to inactivity and to an increase in revenues during the quarter due to production increases at the SASB gas fields.
●	Net loss decreased for the three months ended December 31, 2022, by $692,925 compared to the three months ended September 30, 2022, from a net loss of $2,464,875 to a net loss of $1,771,950. The increase is primarily due to an increase in revenues during the quarter due to an increase in the price of oil and gas in 2022 compared to 2021 coupled with production increases at the SASB gas fields.
●	Net loss increased for the three months ended September 30, 2022, by $2,511,121 compared to the three months ended June 30, 2022, from a net income of $46,246 to a net loss of $2,464,875. The increase is primarily due to $1,410,291 in stock-based compensation recognized in the three months ended September 30, 2022 as a result of the grant of options and accrual of RSUs compared to $Nil for the three months ended June 30, 2022. This is coupled with a decrease of $420,203 in revenue as a result of reduced gas production in the month of September.
●	Net loss decreased for the three months ended June 30, 2022 by $1,977,421 compared to the three months ended March 31, 2022 from a net loss of $1,931,175 to a net income of $46,246. The decrease is primarily due to a loss from the change in fair value of derivative liabilities of $568,773 recognized for the three months ended March 31, 2022 compared to a gain of $207,603 from the change in fair value of derivative liabilities recognized for the three months ended June 30, 2022, representing a total change of $776,376. Foreign exchange rates also fluctuated such that a gain of $449,745 was recognized for the three months ended June 30, 2022 compared to a loss of $121,125 was recognized for the three months ended March 31, 2022. Revenues increased by $484,348 primarily as a result of fluctuating oil sales prices between Q1 2022 and Q2 2022.
●	Net loss decreased for the three months ended March 31, 2022 by $966,516 compared to the three months ended December 31, 2021 from a net loss of $2,897,691 to a net loss of $1,931,175. The increase is primarily due to a loss from the change in fair value of derivative liabilities of $2,098,208 recognized for the three months ended December 31, 2021 and a loss of $568,773 from the change in fair value of derivative liabilities recognized for the three months ended March 31, 2022, representing a total change of $1,529,435. The loss from the change in the fair value of derivative liabilities for the quarter ended December 31, 2022 includes the adjustment for the prior period restatement – see Note 25 to the audited consolidated financial statements.
●	Net loss increased for the three months ended December 31, 2021 by $8,344,883 compared to the three months ended September 30, 2021. This is mainly attributable to the loss from the change in fair value of derivative liability of $2,098,208 from a gain of $6,205,914 for the three months ended September 30, 2021.

liquidity and capital resources

The following table summarizes our liquidity position in USD:

	June 30, 2023	December 31, 2022
Cash	697,780	926,061
Working capital (deficit)	(9,071,285)	(4,819,052)
Total assets	47,477,103	37,018,219
Total liabilities	34,775,906	16,392,288
Stockholders’ equity (deficiency)	12,701,197	20,625,931

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As at June 30, 2023, working capital deficit was $9,071,285 in comparison to a working capital deficit of $4,819,052 as at December 31, 2022. The $4,252,233 decrease in working capital is primarily attributable to an increase of $7,832,717 in accounts payable as a result of the significant increase in O&G expenditures during the period partially offset by an increase of $2,917,510 in accounts receivable as a result of a significant cash call to a joint venture partner accrued at period end.

On April 20, 2023, the Company closed a convertible debenture unit offering for gross proceeds of CAD$15,000,000.

Convertible Debenture

In April 2022, the Company closed an offering of C$15.0 million in convertible debenture units. Each convertible debenture unit consisted of 1 convertible debenture (“Debenture”) in the principal amount of $1,000 and 1,667 common share purchase warrants (“Warrants”).

The Debentures have a maturity date of April 30, 2025 and bear interest at a rate of 12.0% per annum. The Debentures are convertible into common shares of the Company at a price of $0.60. Each Warrant is exercisable into one common share of the Company until June 29, 2025, at a price of $0.50.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	June 30, 2023	June 30, 2022
Net cash provided by (used in):
Operating activities	1,138,295	(5,798,415)
Investing activities	(11,954,739)	(160,003)
Financing activities	10,538,731	28,205,183
Effect of exchange rate on cash and cash equivalents	49,432	228,764
(Decrease)/Increase in cash, cash equivalents, and restricted cash	(228,281)	22,475,529

Cash Used in Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2023, was $1,138,295, compared to $5,798,415 cash used in operating activities for six months ended June 30, 2022. The current period net income of $47,154 was coupled with $2,557,749 in changes in working capital items and partially offset by $1,466,608 in net non-cash items for the six months ended June 30, 2023. This compares to a net loss of $5,798,415, coupled with $4,687,288 in changes in working capital items and partially offset by $773,802 in net non-cash items for the six months ended June 30, 2022.

Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023, was $11,954,739, compared to $160,003 used for the six months ended June 30, 2022. Oil and gas properties expenditures increased to $17,416,289 from $Nil in the comparative period and property and equipment expenditures decreased to $61,170 from $160,003 in the comparative period.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements, convertible debt financings, and loans from shareholders.

Net cash provided by financing activities for the six months ended June 30, 2023, was $10,538,731, compared to $28,205,183 for the six months ended June 30, 2022. Cash provided by financing activities in the current period was primarily related to $10,548,185 in gross proceeds from convertible debt financing net of transaction costs, $2,105,386 in proceeds from short term loans entered into in the period, and $301,836 in proceeds for the issuance of stock related to option exercises. This is partially offset by loan and lease repayments. In the comparative period cash from financing activities was primarily related to $28,748,439 in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises offset by note repayments.

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Future Operating Requirements

As of June 30, 2023, the Company had unrestricted cash of $697,780 and current liabilities of $18,650,749. The debenture proceeds received in April 2023 along with future expected operating cashflows are sufficient to repay our current liabilities in our estimation.

Our current plan of operations in the short term is to increase gas production and revenues through optimizing production on the existing six producing wells as well as to develop cost saving measures for future wells. The timing of commencing Phase II drilling at SASB for new wells is dependent upon when the best selection of future gas wells can be made and also when optimization of production from existing wells will occur. As a result of inflationary pressures, recent gas prices trending downwards and production engineering challenges, we have generated less revenue than previously expected from our initial wells. Management is confident that the current production challenges may successfully be addressed through various engineering tweaks and strategies to increase and maintain more consistent production rates. As such, our future operating requirements is substantially dependent upon the timing and success of increasing current production from the existing wells to parity to well analogs drilled historically at the SASB gas field.

Based on our current plan of operations over the next 12 months (July 2023 to May 2024), which includes: a) the start of the oil block exploration requiring a 2023 capital investment of US$3.9 million and for the first half 2024 a capital investment about US$6 Million; b) phase II of SASB with initial Capital requirements of about US$10 Million, the total required is approximately US$20 Million over the next 12 months.

Our cash on hand of $2,388,916 along with future revenue generated from existing wells at SASB, assuming we successfully implement our intended production increases are anticipated to cover a significant part of the cost of improving our working capital deficit and future capital program works. Any cash deficit will have to be resolved through future debt and or equity raises.

TRANSACTIONS WITH RELATED PARTIES

Related Party compensation for the six months ending June 30 2023 is as follows:

Name	Relationship	Share based (‘000)		Salary, bonuses & directors fees (‘000)		Total (‘000)
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$654	*	$132	*	$786
Ozge Karalli	Chief Financial Officer (“CFO”)	44		119		$163
David M. Thompson	Director and former CFO	33		26		$59
Kubilay Yildirim	Chief Operating Officer (“COO”) and Director	84		186		$270
Barry Wood	Director	33		16		$49
Sean Stofer	Director	33		16		$49

As at June 30, 2023, accounts payable and accrued liabilities included $564,417 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand. As at June 30, 2023, notes receivable included $Nil (December 31, 2022 - $450,325) due from related parties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

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OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. As of the date of this MD&A, there were 389,677,325 common shares, 9,300,000 stock options, 128,392,689 warrants and Nil RSUs outstanding. Furthermore, there are 15,000 convertible debentures outstanding convertible at $.60 per share, which if all converted would result in the issuance of 25,000,000 common shares. There are no preferred shares outstanding.

As at June 30, 2023, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,550,000	0.12 USD	October 24, 2023	1,550,000
3,600,000	0.11 USD	September 19, 2024	3,600,000
640,000	0.06 USD	July 31, 2025	640,000
2,560,000	0.23 USD	July 26, 2025	1,405,000
250,000	0.29 USD	June 6, 2026	250,000
750,000	0.33 USD	October 27, 2025	750,000
350,000	0.33 USD	December 9, 2024	350,000
750,000	0.33 USD	December 9, 2025	750,000
10,450,000			9,295,000

As of the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,200,000	0.12 USD	October 24, 2023	1,200,000
3,300,000	0.11 USD	September 19, 2024	3,300,000
640,000	0.06 USD	July 31, 2025	640,000
2,560,000	0.23 USD	July 26, 2025	2,560,000
250,000	0.29 USD	June 6, 2026	250,000
250,000	0.33 USD	October 27, 2025	250,000
350,000	0.33 USD	December 9, 2024	350,000
750,000	0.33 USD	December 9, 2025	750,000
9,300,000			9,300,000

As at June 30, 2023, and as at the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
21,705,438	0.33 USD	March 15, 2024
3,383,939	0.33 USD	March 16, 2024
2,954,545	0.33 USD	March 17, 2024
10,614,123	0.33 USD	March 18, 2024
21,431,754	0.33 USD	March 24, 2024
2,653,000	0.33 USD	March 28, 2024
1,500,000	0.37 USD	April 20, 2025
62,648,450	0.37 USD	June 29, 2025
1,501,440	0.23 USD	June 29, 2025
128,442,689

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Forward-looking statementS

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements. In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Significant Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from estimates, and those differences may be material. The estimates, judgements and assumptions used are subject to updates based on experience and the application of new information. Estimates and underlying assumptions are reviewed on an ongoing basis, and any revisions to accounting estimates are recognized in the period in which the estimates are revised.

A full list of the significant estimates and judgements made by management in the preparation of the interim financial statements and the audited 2022 financial statements is included in Note 2 “ Summary of Significant Accounting Policies” of our audited 2022 financial statements.

The Company has hired individuals who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Furthermore, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

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RISKS MANAGEMENT

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Exploration and Development Risk

The exploration for, and production of, hydrocarbons is a highly speculative activity which involves a high degree of risk. The Company’s current reserves will decline as reserves are produced unless the Company is able to discover and develop new reserves which involves exploration and development risk. The long-term commercial success of Trillion depends on its ability to find, acquire, develop and commercially produce hydrocarbon reserves. There can be no assurance that Trillion’s future exploration activities will result in material additions to reserves or that such activities will lead to future cash flows.

The exploration and development of hydrocarbons involve a number of uncertainties that even thorough evaluation, experience and knowledge of the industry cannot eliminate. Trillion’s exploration and possible development activities in Trillion’s properties will depend in part on the evaluation of data obtained through geophysical testing and geological analysis. The results of such studies and tests are often subject to varying interpretations and no assurance can be given that such activities will produce hydrocarbons in commercial quantities. The exploration, evaluation and development activities that will be undertaken by Trillion are subject to greater risks than those normally associated with the acquisition and ownership of producing properties. Trillion’s properties may fail to produce hydrocarbons in commercial quantities.

Commodity Price Risk

Commodity prices are unstable and are subject to wide fluctuations in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include, but are not limited to, expectations regarding global supply and demand, government regulations, actions of Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas exporting countries, international conflicts, weather conditions, risks of supply disruption, availability of alternative fuel sources, political conditions, actions of governmental authorities, and the impacts of worldwide pandemics or other events.

Any material decline in prices will result in a reduction of Trillion’s future revenue and cash flows from operations. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Trillion’s reserves. Trillion might also elect not to produce from certain wells at lower prices. All of these factors could result in a sustained and material decrease in Trillion’s future net production revenue which would have an adverse effect on the carrying value of the Company’s reserves, its borrowing capacity, profitability and cash flows from operations, and may have a material adverse effect on the Company’s business, financial condition, results or operations, and its acquisition and development activities.

Foreign Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Foreign exchange risks are closely monitored, and attempts are made to match foreign cash inflows and outflows. As at June 30, 2023, the Company is primarily exposed to foreign exchange risk through its cash and cash equivalents denominated in Canadian dollars and Turkish Lira. The Company mitigates foreign exchange risk by monitoring foreign exchange rate trends and evaluating reinvestment opportunities when possible. The Company does not currently hedge its foreign exchange risk. Based on current exposures as at June 30, 2023 and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar or Turkish Lira against the United States dollar would result in a gain or loss of approximately $71,388 in the Company’s consolidated statements of loss and comprehensive loss, respectively. In addition, the Company is subject to the risk of hyperinflation. When hyperinflation is deemed to exist, the subsidiary’s financial statements are first restated before being translated into the consolidated financial statements. Comparative amounts are excluded from the restatement requirement when the presentation currency of the ultimate financial statements into which they will be included (USD) is non-hyperinflationary.

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Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash, amounts receivable which consists primarily of trade receivables and GST receivable and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkiye. The other customer provides letters of credit to be used by the Company in the event of default. As at March 31, 2023, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $3,799,115 (December 31, 2022 - $5,263,886).

Liquidity Risks

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at June 30, 2023	Less than 1 year	1 - 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$18,432,797	$		$-	$18,432,797
Loans payable	121,445		-	-	121,445
Lease liability	28,275		170,832	147,084	346,191
RSU obligation	71,046			-	71,046
Convertible debt	-		15,000,000	-	15,000,000
Total liabilities	$18,653,563		$15,170,832	$147,084	$33,971,479

As at December 31, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total
Accounts payable and accrued liabilities	$10,600,080	$-	$-	$10,600,080
Loans payable	145,866	20,689	-	166,555
Lease liability	4,807	4,807	-	9,614
RSU obligation	295,747	-	-	295,747
Derivative liability	-	4,827	-	4,827
Total liabilities	$11,046,500	$30,323	$-	$11,076,823

General Risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

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Climate Change Risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with emissions legislation in Turkiye. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, and/or national climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

Non-GAAP and Other Financial Measures

Non-GAAP Financial Measures

Operating Netback

Operating netback is calculated as natural gas, oil and condensate sales revenues less royalties and production expenses. This calculation is provided in the “Operating Netback” section of this MD&A using our IFRS measures. Operating netback is a common metric used in the oil and gas industry to demonstrate profitability from operations.

Non-GAAP Financial Ratios

Operating Netback per Boe

Operating netback is calculated as production revenue less production, transportation and royalty expenses, on a per unit basis, which is per barrel of oil equivalent (“boe”). It is a common non-GAAP measure used in the oil and gas industry and management believes this measurement assists in evaluating the operating performance of the Company. It is a measure of the economic quality of the Company’s producing assets and is useful for evaluating variable costs as it provides a reliable measure regardless of fluctuations in production. Trillion calculated operating netback per boe as operating netback divided by total sales volumes (barrels of oil equivalent). This calculation is provided in the “Operating Netback” section of this MD&A using our IFRS measures.

Operating Netback Margin

Operating netback margin is calculated as operating netback divided by natural gas and oil sales. Operating netback margin is a measure of the profitability per boe relative to natural gas, oil and condensate sales revenues per boe.

	Three Months Ended
	June 30, 2023	June 30, 2022
Natural gas and oil sales	5,816,662	1,497,973
Operating netback	3,912,347	575,639
Operating netback margin	67.3%	38.4%

	Six Months Ended
	June 30, 2023	June 30, 2022
Natural gas and oil sales	11,962,601	2,511,598
Operating netback	7,928,683	840,243
Operating netback margin	66.3%	33.5%

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Capital Management Measures

Funds Flow from Operations

Funds flow from operations is included in the Company’s consolidated statements of cash flows. Trillion considers funds flow from operations to be a key measure of operating performance as it demonstrates the Company’s ability to generate the funds necessary to finance capital expenditures and repay debt. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, funds flow from operations provides a useful measure of the Company’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital. A reconciliation of funds flow from operations to cash flows from operating activities is as follows:

	Six Months Ended
	June 30, 2023	June 30, 2022
Cash flows from operating activities	1,138,295	(5,798,415)
Add back changes in non-cash working capital	(2,557,749)	4,687,288
Funds flow from operations	(1,419,454)	(1,111,127)

Net Working Capital

Net working capital is computed as current assets less current liabilities. Net working capital is a measure of liquidity, is used to evaluate financial resources, and is calculated as follows:

	As at
	June 30, 2023	Dec, 31, 2022
Total current assets	9,579,464	6,226,698
Total current liabilities	(18,650,749)	(11,045,750)
Net working capital deficit	(9,071,285)	(4,819,052)

Supplementary Financial Measures

“Average realized natural gas price - $/Mcf” is comprised of natural gas sales as determined in accordance with IFRS, divided by the Company’s natural gas sales volumes.

“Average realized oil price - $/bbl” is comprised of oil sales as determined in accordance with IFRS, divided by the Company’s oil sales volumes.

“Average realized price - $/boe” is comprised of natural gas and oil sales as determined in accordance with IFRS, divided by the Company’s total natural gas, and oil sales volumes (barrels of oil equivalent).

“Royalties per boe” is comprised of royalties, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“Royalties as a percentage of sales” is comprised of royalties, as determined in accordance with IFRS, divided by the total natural gas and oil sales, as determined in accordance with IFRS.

“Production expenses per boe” is comprised of production expenses, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“G&A expenses per boe” is comprised of net G&A expense, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

“DD&A expense per boe” is comprised of DD&A expense, as determined in accordance with IFRS, divided by the total natural gas and oil sales volumes (barrels of oil equivalent).

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Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Oil and Natural Gas Measurement		Other
bbl(s)	barrel(s)	C$	Canadian dollar
bbls/d	barrels per day	CSE	Canadian Securities Exchange
Mbbls	thousand barrels	TL	Turkish Lira
Mcf	thousand cubic feet	TPAO	Turkish Petroleum Corporation
Mcf/d	thousand cubic feet per day	$ or US$	United States dollar
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent

BOE Disclosure. The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 Mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this MD&A are derived from converting gas to oil in the ratio mix of six thousand cubic feet of gas to one barrel of oil.

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